SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November, 2007

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                   Ryanair responds to Aer Lingus CFI appeal


Ryanair, today (Monday, 19th November 2007) dismissed the Aer Lingus announcement of its intention to submit an appeal to the European Court of First Instance seeking to force Ryanair to dispose of its 29% shareholding in Aer Lingus plc.

The European Commission has already confirmed that since Ryanair has neither de facto nor de jure control over Aer Lingus, there are no legal grounds for such a compulsory disposal. Ryanair's lack of control or indeed even our influence over Aer Lingus was recently highlighted by the two separate refusals by the Aer Lingus Board to hold an EGM at the request of Ryanair to allow shareholders to consider Aer Lingus's abandonment of its profitable Shannon-Heathrow route. Ryanair has no doubt that this appeal will be dismissed.

Speaking today, Ryanair's Head of Communications, Peter Sherrard said:

        "This appeal would seem to be another smokescreen from the Board of Aer Lingus to distract from its awful performance over the past 12 months. Aer Lingus's share price closed last week at EUR2.15, almost 25% lower than Ryanair's EUR2.80 offer in October last year, and some 5c per share less than Aer Lingus's original float price in September 2006.

        "It is clear that the market has little faith in the Board of Aer Lingus, who last year advised shareholders to reject an offer of EUR2.80, but have presided over the withdrawal of its Dubai route, a succession of labour problems and the collapse in its share price

        "Perhaps if the Board of Aer Lingus spent more time improving the management of the airline and its share price, they wouldn't have to waste time worrying about Ryanair's minority shareholding".

Ends.                                     Monday, 19th November 2007

For reference: Peter Sherrard - Ryanair   Pauline McAlester - Murray Consultants

Tel: +353-1-8121228                       Tel: +353-1-4980300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  19 November 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director